EXHIBIT 99.1

SKF acquires Swedish lubrication system company

GOTEBORG, Sweden, Sept. 27, 2005 (PRIMEZONE) -- SKF acquires Swedish lubrication system company

SKF has acquired Sommers Industriteknik AB, a distributor of Vogel lubrication systems located in Linkoping, Sweden.

Sommers Industriteknik has a turnover of some 16 MSEK. With 40 years of in-depth technical experience in Vogel lubrication systems, Sommers Industriteknik will function as a lubrication competence centre for the SKF sales units in the Nordic countries.

Goteborg, September 27, 2005

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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